Exhibit (a)(1)(C)

Offer To Purchase For Cash

All Outstanding Shares of Common Stock

of

VOCERA COMMUNICATIONS, INC.

a Delaware corporation

at

$79.25 NET PER SHARE

Pursuant to the Offer to Purchase dated January 25, 2022

by

VOICE MERGER SUB CORP.

a direct or indirect wholly owned subsidiary of

STRYKER CORPORATION

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT ONE MINUTE AFTER

11:59 P.M., EASTERN TIME, ON FEBRUARY 22, 2022,

UNLESS THE OFFER IS EXTENDED OR EARLIER TERMINATED.

January 25, 2022

To Brokers, Dealers, Commercial Banks, Trust Companies and Other Nominees:

We have been engaged by Voice Merger Sub Corp., a Delaware corporation (“Purchaser”) and a direct or indirect wholly owned subsidiary of Stryker Corporation, a Michigan corporation (“Parent”), to act as Information Agent in connection with Purchaser’s Offer to Purchase, dated January 25, 2022 (together with any amendments or supplements thereto, the “Offer to Purchase”), subject to certain conditions, including the satisfaction of the Minimum Tender Condition, as defined in the Offer to Purchase, any and all of the outstanding shares of common stock, par value $0.0003 per share (the “Shares”), of Vocera Communications, Inc., a Delaware corporation (the “Company”), at a price per Share of $79.25 (the “Offer Price”), net to the holder in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, and the related Letter of Transmittal (together with any amendments or supplements thereto, the “Letter of Transmittal” which, together with the Offer to Purchase, constitutes the “Offer”) enclosed herewith. Please furnish copies of the enclosed materials to those of your clients for whom you hold Shares registered in your name or in the name of your nominee.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

The Offer is not subject to any financing condition. The conditions to the Offer are described in Section 13 of the Offer to Purchase.

For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

1. The Offer to Purchase;

2. The Letter of Transmittal for your use in accepting the Offer and tendering Shares and for the information of your clients, together with the included Internal Revenue Service Form W-9;

3. A form of letter which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients’ instructions with regard to the Offer; and

4. The Company’s Solicitation/Recommendation Statement on Schedule 14D-9, dated January 25, 2022.

We urge you to contact your clients as promptly as possible. Please note that the Offer and withdrawal rights will expire at one minute after 11:59 p.m., Eastern time, on February 22, 2022, unless the expiration of the Offer is extended in accordance with the terms of the Merger Agreement (as defined below).

The Offer is being made in connection with the Agreement and Plan of Merger, dated as of January 6, 2022 (together with any amendments or supplements thereto, the “Merger Agreement”), among Parent, Purchaser and the Company, pursuant to which, after the completion of the Offer and the satisfaction or waiver of certain conditions, Purchaser will be merged with and into the Company, without a meeting of the Company’s stockholders in accordance with Section 251(h) of the General Corporation Law of the State of Delaware (the “DGCL”), and the Company will be the surviving corporation and a direct or indirect wholly owned subsidiary of Parent (such merger, the “Merger”). At the effective time of the Merger (the “Effective Time”), all then issued and outstanding Shares (other than (i) Shares owned by the Company immediately prior to the Effective Time, (ii) Shares that were owned by Parent, Purchaser or any subsidiary of Parent at the commencement of the Offer and are owned by Parent, Purchaser or any subsidiary of Parent immediately prior to the Effective Time, (iii) Shares irrevocably accepted for purchase in the Offer and (iv) Shares held by stockholders who are entitled demand and properly demand appraisal of such Shares pursuant to, and who comply in all respects with, Section 262 of the DGCL, and have not failed to perfect the right to appraisal under Section 262 with respect to such Shares or withdrawn in accordance with Section 262 their demand for appraisal under Section 262 with respect to such Shares) will be converted into the right to receive consideration equal to the Offer Price, net to the holder in cash, without interest and subject to any applicable withholding of taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase.

THE BOARD OF DIRECTORS OF THE COMPANY HAS UNANIMOUSLY RECOMMENDED THAT STOCKHOLDERS TENDER ALL OF THEIR SHARES TO PURCHASER PURSUANT TO THE OFFER.

For Shares to be properly tendered pursuant to the Offer, the share certificates or confirmation of receipt of such Shares under the procedure for book-entry transfer, together with a properly completed and duly executed Letter of Transmittal, including any required signature guarantees, or, in the case of book-entry transfer, either such Letter of Transmittal or an Agent’s Message (as defined in Section 3 of the Offer to Purchase) in lieu of such Letter of Transmittal, and any other documents required in the Letter of Transmittal, must be timely received by Computershare Trust Company, N.A. (the “Depositary”). Purchaser is not providing for guaranteed delivery procedures. Therefore, stockholders of the Company must allow sufficient time for the necessary tender procedures to be completed prior to the expiration of the Offer.

Except as set forth in the Offer to Purchase, Purchaser will not pay any fees or commissions to any broker or dealer or other person, other than to us, as the Information Agent, and the Depositary, for soliciting tenders of Shares pursuant to the Offer. Purchaser will, however, upon request, reimburse brokers, dealers, commercial banks, trust companies and other nominees for customary mailing and handling expenses incurred by them in forwarding the offering material to their customers. Purchaser will pay all stock transfer taxes applicable to its purchase of Shares pursuant to the Offer, subject to Instruction 6 of the Letter of Transmittal.

Any inquiries you may have with respect to the Offer should be addressed to, and additional copies of the enclosed materials may be obtained from, the undersigned at the address and telephone numbers set forth below.

Very truly yours,

Innisfree M&A Incorporated

Nothing contained herein or in the enclosed documents shall render you the agent of Parent, Purchaser, the Information Agent or the Depositary or any affiliate of any of them or authorize you or any other person to use any document or make any statement on behalf of any of them in connection with the Offer other than the enclosed documents and the statements contained therein.

The Information Agent for the Offer is:

Innisfree M&A Incorporated

501 Madison Avenue, 20th Floor

New York, NY 10022

Shareholders may call toll free: (877) 825-8906

Banks and Brokers may call collect: (212) 750-5833